HOWDEN TIGER CAPITAL MARKETS & ADVISORY, LLC

Financial Statement
September 30, 2024

and

Report of Independent registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69523

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING **01/01/2024** (MM/DD/YYYY) AND ENDING **9/30/2024** (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **HOWDEN TIGER CAPITAL MARKETS & ADVISORY, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Avenue of the Americas, 33rd FL
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dmitriy Rutitskiy	212-751-4422	drutitskiy@dfppartners.com
(Name)	(Area Code – Telephone No.)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/24/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _JARAD MADEA_ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Howden Tiger Capital Markets & Advisory, LLC___ , as of ___September 30, 2024___ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ELISE V CONWAY
Notary Public - State of New York
NO. 01C06439616
Qualified in New York County
My Commission Expires Aug 29, 2026

Notary Public

_____
Signature
CEO
_____
Title

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

HOWDEN TIGER CAPITAL MARKETS & ADVISORY, LLC

Index



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member and Those Charged with Governance
Howden Tiger Capital Markets & Advisory LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Howden Tiger Capital Markets & Advisory LLC (the "Company") as of September 30, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2023.

New York, New York
December 18, 2024

HOWDEN TIGER CAPITAL MARKETS & ADVISORY, LLC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2024

ASSETS

Cash	$ 11,562,090
Accounts receivable	550,000
Due from clearing broker	327,067
Employee loan receivables	587,682
Prepaid expenses	199,210
Reimbursable client expenses	11,177
TOTAL ASSETS	$ 13,237,226

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES	
Accounts payable and accrued expenses	$ 7,460,624
Deferred revenue	650,000
Due to Parent Company and affiliates	1,629,226
Total liabilities	9,739,850
MEMBER'S CAPITAL	3,497,376
Total liabilities and member's capital	$ 13,237,226

The accompanying notes are an integral part of this statement of financial condition.

Note 1. ORGANIZATION

Howden Tiger Capital Markets & Advisory, LLC, (the "Company"), a wholly-owned subsidiary of TigerRisk Partners LLC (the "Parent Company"), was formed on July 3, 2008, under the Delaware Limited Liability Act. The Company acts as a broker-dealer engaging in private placement of securities, merger and acquisition advisory services, and providing related financial services. The Company, which is a member of the Financial Industry Regulatory Authority since May 2015, does not carry customer funds or securities. The Company is headquartered in New York, New York. On January 9, 2023, the Company's ultimate parent, Cavu Ultimate Holdings, LLC ("Cavu"), was acquired by Howden Group Holdings Limited ("Howden"), a privately held, leading international insurance group headquartered in London, United Kingdom. On June 11, 2024, the Company changed its fiscal year-end from December 31 to September 30. The change in fiscal year-end resulted in a nine month transition period ending on September 30, 2024.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

Estimates:

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the financial statements and actual results could differ from the estimates and assumptions.

Cash:

The Company maintains its cash balance in a bank deposit account at a major financial institution. Cash balances may periodically exceed the Federal Depository Insurance Corporation insurance coverage limits.

Deferred Revenue:

Deferred revenue represents revenues collected but not earned as of September 30, 2024.

Leases:

The Company evaluates its vendor agreements under U.S. GAAP applicable to leases, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that during the period ended September 30, 2024, no agreements or arrangements existed that would be classified as a lease under the guidance.

Prepaid expenses:

Prepaid expenses are future expenses that are paid in advance. Prepaid expenses are first recorded as an asset. As the benefits of the assets are realized over time, the amount is then recorded as an expense.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Accounts Receivable:

Customer accounts receivable are non-interest bearing uncollateralized investment banking fees receivable in accordance with the terms agreed upon with each customer. Since all of such fees receivables are believed to be fully collectible, no current expected credit losses are reflected in the accompanying financial statements.

Income Taxes:

The Company is a single member LLC and a disregarded entity for federal and state income tax purposes and generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are reported by the members of Cavu on their income tax returns in accordance with the laws of the applicable jurisdiction. As a result, the financial statements do not reflect a provision for income taxes.

Cavu is subject to the New York City Unincorporated Business Tax (the "UBT"). As a portion of the liability associated with the UBT is the result of the operations of the Company, the UBT, which is calculated using currently enacted tax laws and rates, is recorded as an imputed expense or benefit. The Parent Company pays the UBT on behalf of Cavu and the Company is required to reimburse the Parent Company for the Company's portion of UBT.

Current Expected Credit Loss ("CECL"):

The Company accounts for estimated credit losses on financial assets measured at amortized cost basis in accordance with Financial Accounting Standards Board, Accounting Standard Codification ("ASC") 326, which requires management's measurement of the CECL to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and supportable forecasts.

Due from clearing broker, accounts receivable and employee loan receivable are subject to credit risk. The Company regularly reviews the adequacy of its allowance for credit losses, based on changes in economic conditions, trends in repayment behavior, and other relevant factors.

Note 3. FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 820-10, *Fair Value Measurements and Disclosures* establishes a framework for measuring fair value. The standard defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability (an "exit price") in the principal or most advantageous market available to the entity in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy for disclosure of fair value measurements based on significant inputs used to determine the fair value. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the financial instrument's fair value measurement in its entirety. The three levels of inputs are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities for the instrument or security to be valued.

Level 2 – Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets and liabilities in active markets; quoted prices in markets that are not active; or model-based valuation techniques for which all significant assumptions are derived principally from or corroborated by observable market data. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments.

Note 3. FAIR VALUE OF FINANCIAL INSTRUMENTS – continued

Level 3 – Unobservable inputs that are supported by little, if any, market activity for the asset or liability. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow models, and similar techniques, and may also include the use of market prices of assets and liabilities that are not directly comparable to the subject asset or liability.

The following table presents the carrying values and estimates fair values at September 30, 2024 of financial assets and liabilities, and information on their classification within the fair value hierarchy. At September 30, 2024, the carrying values of the Company's financial instruments approximate their fair value due to their short term nature.

	Carrying value	Level 1	Level 2	Level 3	Total at estimated fair value
ASSETS					
Cash	$ 11,562,090	$ 11,562,090	$ -	$ -	$ 11,562,090
TOTAL	$ 11,562,090	$ 11,562,090	$ -	$ -	$ 11,562,090

Note 4. RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement whereby expenses including the Parent Company's office, certain payroll and personnel expenses, and other general administrative services are paid for by the Parent Company and allocated back to the Company. The Company also reimburses the Parent Company for the UBT associated with the Company's operations.

At September 30, 2024, the Company had payable due to Parent and affiliates in the amount of $1,629,226 related to the above transactions, which are reflected on the accompanying statement of financial condition.

The Company had a loan receivable to an employee as of September 30, 2024. The maturity of the loan was based on the earliest to occur of (i) the date that the employee leaves the Company; (ii) 10 business days following the first date of conversion; (iii) the date the employee suffers an event of default, or (iv) the date on which the employment with the Company ends.

Howden has an employee stock ownership plan, which permits grants of share-based compensation including stock options and restricted share units. The grants generally include vesting periods ranging from three to five years and contractual terms of ten years. Stock options are granted at exercise prices which equal the fair market value of a share of common stock on the grant-date. Howden has historically issued new shares to satisfy share option exercises and share unit conversions. The restricted share units granted during the period ended September 30, 2024 contain a service-based vesting period of three years with most awards vesting pro-rata over three years.

On April 15, 2024 and May 31, 2024, the Company made distributions of capital to Parent in the amounts of $4,500,000 and $5,500,000, respectively.

Note 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). The Company computes its net capital under the alternate method permitted by the net capital rule, which requires that minimum net capital shall not be less than $250,000. As of September 30, 2024, the Company had net capital of $2,149,307, which was $1,899,307 in excess of its required net capital of $250,000.

Note 6. DUE FROM CLEARING BROKER

The Company has an agreement with a national clearing broker to provide clearing, execution, and other related services. The agreement requires the Company to maintain a deposit in an account with the clearing broker. The balance is with Royal Bank of Canada Clearing & Custody (the "Clearing Broker"). The receivable at September 30, 2024 comprised cash held with the Clearing Broker. The Company monitors the creditworthiness of the Clearing Broker.

Note 7. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Plan whereby eligible employees are automatically enrolled at 6% employee contribution with an auto-escalation each year of 2% up to 10%, unless he/she opts out or elects a different contribution amount. Employees may contribute up to 100% of their compensation subject to certain limits based on federal tax laws. Beginning January 1, 2024, the Company made matching contributions equal to 100% of the first 3%, and 50% of the next 2% of the employees' contribution. Management has the ability to make discretionary contributions above the matching contribution. Through September 30, 2024, all company contributions were vested. Matching contributions cannot exceed defined limits set by the Company.

Note 8. COMMITMENTS AND CONTINGENCIES

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of such matters cannot be determined at this time and the results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company in any future period and a substantial judgment could have a material adverse impact on the Company's financial condition. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome by any such matters foreseeable at this time will not have a material adverse impact on the financial condition of the Company.

Note 9. SUBSEQUENT EVENTS

The Company has evaluated its subsequent events through December 18, 2024, the date that the accompanying financial statements were available to be issued. There were no subsequent events which would require disclosure in the footnotes to the financial statements.